

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2014

<u>Via U.S. Mail</u>
Barry Tenzer
Chief Executive Officer
DiMi Telematics International, Inc.
290 Lenox Avenue
New York, NY 10027

> **Re: DiMi Telematics International, Inc.**
> **Form 10-K for Fiscal Year Ended August 31, 2013**
> **Filed November 27, 2013**
> **File No. 000-52759**

Dear Mr. Tenzer:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended August 31, 2013</u>

1.   You state that you have no full time and no part time employees, and only two officers and directors. You also disclose that you are currently in collaboration with an outsource software development team to develop DiMi 4.0, which should be finalized and ready for commercial launch on or before the end of the first quarter of 2014 (updated to the second quarter of 2014 in your Form 10-Q for the quarter ended November 30, 2013). It appears that your plan of operations is dependent on this software development. Please provide us with an analysis as to whether you are required to file as exhibits any agreements with this software development team. Please also expand your disclosure to discuss the details of your arrangement with the software development team, including timelines, payment terms and other material terms. Provide this information in the

business and MD&A section, as well as any material risks attendant to your development plan and software development outsourcing in the risk factors section.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Svitlana Sweat, Staff Accountant, at (202) 551-3326, or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. Please contact Norman von Holtzendorff, Senior Counsel, at (202) 551-3237, or me, at (202) 551-3611, with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief